

Mail Stop 3561

March 7, 2018

Via E-mail
José Antonio Cañedo White,
Chief Executive Officer
Opes Acquisition Corp.
c/o Axis Capital Management
Park Plaza Torre I
Javier Barros Sierra 540, Of. 103
Col. Santa Fe
01210 México City, México

      Re: Opes Acquisition Corp.
             Registration Statement on Form S-1
             Filed February 20, 2018
             File No. 333-223106

Dear Mr. White:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. You indicate that Lion Point Capital has entered into a contingent forward purchase contract with you to purchase 3 million units. Please revise here and elsewhere as appropriate to clarify whether the purchase of the shares under the contract is subject to an objective measure for approval of the initial business combination, or whether the purchase is solely in the discretion of the investor and the investor is in no way bound to purchase the shares. If the purchase is solely in the discretion of the investor, please revise to characterize the contract as an option.

2. We note your statement that "Axis Public Ventures … and Lion Point Capital, one of our initial stockholders, have committed to purchase from us an aggregate of 400,000 units …." Please revise to clarify Lion Point Capital's relationship to the company and specifically address if Lion Point is an affiliate of the company.

Principal Stockholders, page 71

3. We note that Lion Point Capital beneficially owns 862,500 shares of common stock. Please revise to identify the natural persons who are the ultimate beneficial owners of those shares. See Rule 13d-3 under the Securities Exchange Act of 1934.

Index to Financial Statements, page F-1

4. Please revise to include audited financial statements for Opes Acquisition Corp. for its fiscal year ended December 31, 2017 in your registration statement on Form S-1. Refer to the guidance in Rule 3-12 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: David Alan Miller, Esq.
    Graubard Miller